NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Gildan Activewear Inc. (the "Corporation"):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the "Meeting") of the Corporation will be held at the Foyer Mont-Royal, Centre Mont-Royal, 2200 Mansfield Street, Montreal, Québec, Canada, on Thursday, February 1, 2007 at 11:00 a.m., local time, for the purposes of:

(a)     receiving the consolidated financial statements of the Corporation for the financial year ended October 1, 2006, together with the auditors’ report thereon;

(b)     electing seven (7) directors for the ensuing year;

(c)     considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule "A" to the accompanying management proxy circular) amending the Corporation’s Long Term Incentive Plan in order to, among others, include new amendment provisions, the whole as described in the accompanying management proxy circular;

(d)     appointing auditors for the ensuing year; and

(e)     transacting such other business as may properly come before the Meeting. Dated at Montreal, Québec, Canada, December 8, 2006.

By order of the Board of Directors,

Lindsay Matthews
Director, Legal Services
and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de la Société.

MANAGEMENT PROXY CIRCULAR
Table of Contents

Solicitation of Proxies	1	Performance Graph	22
Appointment of Proxy	1	Securities Authorized for Issuance Under Equity Compensation Plans	23
Revocation of Proxy	1	Employee Share Purchase Plan	23
Exercise of Discretion by Proxies	1	Indebtedness of Directors and Officers	23
Voting Shares and Principal Holders Thereof	2	Statement of Corporate Governance Practices	24
Non-Registered Shareholders	2	Directors’ and Officers’ Liability Insurance	24
Election of Directors	3	Amendments to the Long Term Incentive Plan
Nominees	3	Requiring Shareholder Approval	24
No Common Directorships	7	Appointment of Auditors	25
Election of Directors	7	Additional Information	26
Board of Director’s Compensation	8	Shareholder Proposals for 2008 Annual Meeting	26
Stock Ownership Policy for Directors	8	Approval of Management Proxy Circular	26
Deferred Share Unit Plan	8	Schedule "A" Resolution to Amend the Long Term Incentive Plan	27
2006 Compensation of Outside Directors	9	Schedule "B" Statement of Corporate Governance
Executive Compensation	9	Practices	28
Summary Compensation Table	9	Schedule "C" Mandate of the Board of Directors	41
Composition of the Compensation and Human Resources Committee	12	Schedule "D" Mandate of the Corporate Governance Committee	44
Compensation Consultant	12	Schedule "E" Mandate of the Audit and Finance Committee	47
Report on Executive Compensation	12	Schedule "F" Mandate of the Compensation and Human Resources Committee	52
Long Term Incentive Plan	17
Retirement Savings Program	20
Employment and Change of Control Agreements	20

Except as otherwise indicated, the information contained herein is given as of December 8, 2006. Although the Corporation has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts described herein are in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol "$" refers to the Canadian dollar, unless otherwise indicated.

SOLICITATION OF PROXIES

This management proxy circular (the "Circular") is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation (the "Meeting") to be held on Thursday, February 1, 2007, at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the "Notice of Meeting") and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXY

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

REVOCATION OF PROXY

A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Corporation (the "Board of Directors" or the "Board") as directors, FOR the resolution amending the Corporation’s Long Term Incentive Plan in order to, among others, include new amendment provisions, the whole as described in this Circular, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of December 8, 2006, there were 60,139,362 common shares of the Corporation (the "Common Shares") issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montreal time, on December 8, 2006, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the "Record Date"), will be entitled to exercise the voting rights attaching to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 8, 2006, there was an aggregate of 60,139,362 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the Common Shares of the Corporation is Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., which, together with its affiliates, owns approximately 8,620,200 Common Shares, representing approximately 14.33% of the voting rights attached to all Common Shares.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of his or her Common Shares, such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as ADP Investor Communications in Canada) for this purpose. Non-Registered Holders will either:

(a)     typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)     less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the NonRegistered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the NonRegistered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the Board of Directors shall consist of not less than five (5) and not more than ten (10) directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated. If prior to the Meeting, any of the nominees shall be unable or, for any reason, shall become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors, unless such shareholder has specified in the form of proxy or voting instruction form that his or her shares are to be withheld from voting on the election of directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

Nominees

The following charts provide information on the nominees proposed for election to the Board of Directors of the Corporation. Included in these charts is information relating to the directors’ committee memberships, meeting attendance, principal directorships with other organizations and equity ownership. The Board has fixed at seven (7) the number of directors to be elected at the Meeting. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.

ROBERT M. BAYLIS
Born in 1938 Darien, Connecticut, United States Director since February 1999 Independent (1)

Mr. Baylis, Chairman of the Board of the Corporation, serves as a director of several large corporations. He is also a trustee of the Rubin Museum of Art in New York City, a corporation member of the Woods Hole Oceanographic Institution, an overseer of the University of Pennsylvania Museum, and a member of the Advisory Council of the Economics Department of Princeton University. He was formerly a director of Gryphon Holdings, Inc. (insurance) and of the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Harvard Business School and is a chartered financial analyst.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Chairman of the Board of Directors (3)	9/9	100%	-	Partner Re Ltd. – Multi-line reinsurance provider (13)
Chairman of the Corporate Governance Committee	4/4	100%	-	New York Life Insurance Company – Life insurance provider
Member of the Compensation and Human Resources Committee	4/4	100%	-	Host Hotels & Resorts – Luxury hotels and resorts (13)
			-	Covance Inc. – Drug development product and services provider (13)
Securities Held:
			Total Common Shares	Total Market Value of Common Shares
As at:	Common Shares (4)	DSUs (5)	and DSUs	and DSUs (6)	Minimum Required (7)
Dec. 8, 2006	40,000	266.02	40,266.02	$2,346,301
					US$150,000
Dec. 15, 2005	40,000	Nil	40,000	$1,956,000
Options Held (8):
Date Granted	Number	Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
May 3, 1999	11,764	$4.875	11,764	$628,139
May 10, 2000	3,736	$12.45	3,736	$171,184
Dec. 6, 2000	1,840	$12.625	1,840	$83,987
Dec. 6, 2001	4,310	$10.79	4,310	$204,639

WILLIAM D. ANDERSON
Born in 1949 Montreal, Québec, Canada Director since May 2006 Independent (1)

Mr. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001 he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada), where he continues to serve as a member of the board. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	6/6	100%	-	TransAlta Corporation – Power generation and energy marketing (13)
Member of the Audit and Finance Committee	4/4	100%	-	Four Seasons Hotels Inc. – Luxury hotels and resorts (13)
Member of the Compensation and Human Resources Committee	2/2	100%	-	Bell Canada International Inc. – Telecommunication services
				provider (13)
Securities Held:
			Total Common Shares	Total Market Value of Common Shares
As at:	Common Shares (4)	DSUs (5)	and DSUs	and DSUs (6)	Minimum Required (7)
Dec. 8, 2006	4,000	219.42	4,219.42	$245,866
US$150,000
Dec. 15, 2005	N/A	N/A	N/A	N/A
Options Held (8):
Date Granted	Number	Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil	Nil	Nil	Nil

GLENN J. CHAMANDY
Born in 1961 Montreal, Québec, Canada Director since May 1984 Not Independent (Management)	Mr. Chamandy is one of the founders of the Corporation and has been involved in various Chamandy family textile and apparel businesses for over twenty years.
Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	9/9 (11)	100%	-	None
Securities Held:
			Total Common Shares	Total Market Value of Common Shares
As at:	Common Shares (4)	DSUs (5)	and DSUs	and DSUs (6)	Minimum Required (7)
Dec. 8, 2006	5,526,400 (12)	Nil	5,526,400 (12)	$322,023,328
					$2,800,000
Dec. 15, 2005	5,526,400 (12)	Nil	5,526,400 (12)	$270,240,960
Options Held (8):
Date Granted	Number	Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Oct. 2, 2006	10,850	$54.34	10,850	$42,641

SHEILA O’BRIEN
Born in 1947 Calgary, Alberta, Canada Director since June 2005 Independent (1)

Ms. O’Brien, CM is President of Belvedere Investments, a private investment company, and is also a business consultant and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Ms. O’Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a world wide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. In addition to her corporate career, she has worked in a senior executive capacity at the University of Calgary. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	9/9	100%	-	Transforce Income Trust – Transportation services (13)
Member of the Compensation and Human Resources Committee	4/4	100%	-	MaRs – Biotechnology accelerator
Member of the Corporate Governance Committee	4/4	100%
Securities Held:
			Total Common Shares and	Total Market Value of Common Shares
As at:	Common Shares (4)	DSUs (5)	DSUs	and DSUs (6)	Minimum Required (7)
Dec. 8, 2006	3,200	1,014.63	4,214.63	$245,586
					US$150,000
Dec. 15, 2005	3,200	160.12	3,360.12	$164,310
Options Held (8):
Date Granted	Number	Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil	Nil	Nil	Nil

PIERRE ROBITAILLE
Born in 1943 St-Lambert, Québec, Canada Director since February 2003 Independent (1)

Mr. Robitaille is a business advisor and a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-University of Montreal and McGill Business School.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	9/9	100%	-	Nav Canada – Civil air navigation services provider (13)
Chairman of the Audit and Finance Committee	6/6	100%	-	Swiss Re Company of Canada – Property and casualty reinsurance
Member of the Corporate Governance Committee	4/4	100%		company (13)
			-	Swiss Re Life and Health Co. Canada – Life and health reinsurance
				company
			-	National Public Relations Capital Partnership Inc. – National public
				relations consulting firm
Securities Held:
			Total Common Shares	Total Market Value of Common Shares
As at:	Common Shares (4)	DSUs (5)	and DSUs	and DSUs (6)	Minimum Required (7)
Dec. 8, 2006	10,000	266.02	10,266.02	$598,201
					US$150,000
Dec. 15, 2005	10,000	Nil	10,000	$489,000
Options Held (8):
Date Granted	Number	Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil	Nil	Nil	Nil

RICHARD P. STRUBEL
Born in 1939 Chicago, Illinois, United States Director since February 1999 Independent (1)

Mr. Strubel is a corporate director and is Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a NYSE-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel is also Trustee of the University of Chicago and Chairman of its Audit Committee. Mr. Strubel was educated at Harvard Business School.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	9/9	100%	-	Mutual Funds of Goldman Sachs & Co. – Mutual funds
Chairman of the Compensation and Human Resources Committee	4/4	100%	-	Goldman Sachs Hedge Funds Partners – Hedge funds
Member of the Audit and Finance Committee	6/6	100%	-	Mutual Funds of Northern Trust – Mutual funds
			-	Cardean Learning Group – Provider of advanced education over the
				internet
Securities Held:
			Total Common Shares	Total Market Value of Common Shares
As at:	Common Shares (4)	DSUs (5)	and DSUs	and DSUs (6)	Minimum Required (7)
Dec. 8, 2006	12,000	266.02	12,266.02	$714,741
					US$150,000
Dec. 15, 2005	12,000	Nil	12,000	$586,800
Options Held (8):
Date Granted	Number	Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
May 3, 1999	11,764	$4.875	11,764	$628,139
May 10, 2000	3,976	$12.45	3,976	$171,184
Dec. 6, 2000	1,960	$12.625	1,960	$83,987
Dec. 6, 2001	4,588	$10.79	4,588	$204,639

GONZALO F. VALDES-FAULI
Born in 1946 Havana, Cuba Director since October 2004 Independent (1)

Mr. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (a major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group CEO, Latin America. He is also Trustee Emeritus of the University of Miami. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	9/9	100%	-	Blue Cross Shield of Florida – Health insurance provider
Member of the Audit and Finance Committee	6/6	100%	-	Republic Bank of Dominican Republic – Financial services provider
Member of the Corporate Governance Committee	4/4	100%	-	BroadSpan Capital LLC – Investment banking firm
Securities Held:
			Total Common Shares	Total Market Value of Common Shares
As at:	Common Shares (4)	DSUs (5)	and DSUs	and DSUs (6)	Minimum Required (7)
Dec. 8, 2006	13,210	842.47	14,052.47	$818,837
					US$150,000
Dec. 15, 2005	13,210	576.45	13,786.45	$674,157
Options Held (8):
Dated Granted	Number	Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil	Nil	Nil	Nil
(1)

"Independent" refers to the standards of independence established under Section 303A(2) of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)

In addition to attending all meetings of the Board and its committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings. Directors are not paid additional fees for such attendance.

(3)	Mr. Robert M. Baylis was appointed Chairman of the Board of Directors on August 3, 2004. He was previously the Lead Director of the Board of Directors.
(4)	"Common Shares" refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the director, as of December 8, 2006 and December 15, 2005, respectively.
(5)	"DSUs" refers to the number of deferred share units held by the director as of December 8, 2006 and December 15, 2005, respectively.
(6)

The "Total Market Value of Common Shares and DSUs" is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on each of December 8, 2006 ($58.27) and December 15, 2005 ($48.90) respectively, times the number of Common Shares and deferred share units held as of December 8, 2006 and December 15, 2005.

(7)

See "Board of Directors’ Compensation – Stock Ownership Policy for Directors". For Mr. Chamandy’s minimum requirement as President and Chief Executive Officer, see "Executive Compensation – Report on Executive Compensation – Shareholding Requirement for the Chief Executive Officer".

(8)

Common Share option grants were made to non-officer directors as part of their compensation from 1998 until 2001 under the Corporation’s stock option plan then in effect. Since December 2001, no further options have been granted to non-employee directors under the plan, now the Long Term Incentive Plan, and the plan has been amended to exclude non-employee directors as eligible participants.

(9)	"Exercise Price" is the closing price of the Common Shares on the TSX the day prior to the grant date.
(10)

The "Value of Options Unexercised" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 8, 2006 and the exercise price of the options, multiplied by the number of unexercised options on December 8, 2006.

(11)	Mr. Glenn J. Chamandy is not a member of the Board committees. He attends committee meetings at the invitation of the committee chairs.
(12)	Of the Common Shares, 5,498,400 are registered in the name of Glenn Chamandy Holdings Corporation.
(13)	Publicly-traded company.

No Common Directorships

As of December 8, 2006, no members of the Board of Directors served together on the boards of other public companies.

Election of Directors

The Board of Directors has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will make its final decision and announce it in a press release within ninety (90) days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

BOARD OF DIRECTORS’ COMPENSATION

The directors’ compensation program is designed to attract and retain the most qualified people to serve on the Corporation’s Board of Directors and its committees. Based on the increased size and scale of the Corporation’s activities, as well as a review of the director compensation practices of comparable Canadian and U.S. companies conducted by an outside compensation consultant, the Board of Directors increased the retainers for the Board chair, committee chairs, committee members and Board members effective April 1, 2006. Annual retainers and attendance fees are paid to the members of the Board of Directors who are not employees or officers of the Corporation ("Outside Directors") on the following basis (all amounts are in U.S. dollars):

	Effective until	Effective
Directors’ Compensation Schedule	March 31, 2006	April 1, 2006
Board Chair Retainer	$47,500	$85,000
Board Retainer	$47,500	$50,000 (1)
Committee Chair Retainer
- Audit and Finance	$9,000	$15,000
- Compensation and Human Resources	$9,000	$15,000
- Corporate Governance	$9,000	$9,000
Committee Member Retainer
- Audit and Finance	$1,000	$4,000
- Compensation and Human Resources	$1,000	$4,000
- Corporate Governance	$1,000	$4,000
Meeting Attendance Fees
- Board Meeting	$1,250	$1,250
- Committee Meeting	$1,250	$1,250

(1) As of April 1, 2006, at least 50% of the Board retainer is paid in deferred share units and the balance is paid in cash.

Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

Stock Ownership Policy for Directors

On August 3, 2004, the Board of Directors adopted a stock ownership policy for directors (the "Ownership Policy") pursuant to which each Outside Director is expected, over a period of five (5) years, to own and maintain ownership of an amount of the Corporation’s Common Shares (or deferred share units) which is equivalent in value to three (3) times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the "NYSE")).

Deferred Share Unit Plan

On August 3, 2004, the Corporation adopted a deferred share unit plan (the "DSUP") for the Outside Directors. The DSUP is intended to align the interests of such directors with those of the Corporation’s shareholders. The DSUP became effective as of the first quarter of fiscal 2005.

Under the DSUP, each Outside Director receives, in the form of deferred share units ("DSUs"), 50% of the annual Board retainer fee payable quarterly to him or her, and may elect to receive in the form of DSUs any percentage, up to 100%, of the balance of the fees payable in respect of serving as a director. Under the DSUP, Outside Directors are credited, as of the last day of each fiscal quarter of the Corporation, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU, which is the average of the closing prices of the Common Shares on the NYSE for the five (5) trading days immediately preceding the last day of each fiscal quarter of the Corporation. DSUs granted under the DSUP will be redeemable and the value thereof payable only after the director ceases to act as a director of the Corporation.

2006 Compensation of Outside Directors

The table below reflects in detail the compensation earned by the Outside Directors during the fiscal year ended October 1, 2006 (all amounts are in U.S. dollars):

	Director and	Committee	Committee	Board and	Total	Value of Total	Multiple of Total
	Board Chair	Chair Cash	Member	Committee	Annual Fees	Annual Fees	Annual Fees Held
	Cash Retainer(1)	Retainer	Cash	Attendance		Received in	in DSUs and
Director			Retainer	Fees		DSUs	Common Shares(3)

	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Robert M. Baylis	115,000	9,000	2,500	22,500 (2)	149,000	12,500	13.1
William D. Anderson	20,833	—	3,333	15,000	39,166	10,417	5.1
Sheila O’Brien	48,750	—	5,000	21,250	75,000	25,000	2.6
Pierre Robitaille	48,750	12,000	2,500	25,000 (2)	88,250	12,500	5.6
Richard P. Strubel	48,750	12,000	2,500	25,000 (2)	88,250	12,500	6.7
Gonzalo F. Valdes-Fauli	48,750	—	5,000	23,750	77,500	12,500	8.7
TOTAL	330,833	33,000	20,833	132,500	517,166	85,417	—

(1)   Includes the value of DSUs granted. Until April 1, 2006, only Outside Directors who had not met the holding requirements set forth in the Ownership Policy were required to receive a minimum of 50% of their annual Board retainer fee in the form of DSUs. Effective April 1, 2006, all Outside Directors are required to receive at least 50% of their annual Board retainer fee in the form of DSUs.

(2)   Includes fees of US$1,250 for each of Messrs. Baylis, Strubel and Robitaille for attendance at a special meeting of a sub-committee formed by the Board of Directors.

(3)   "Multiple of Total Annual Fees Held in DSUs and Common Shares" is calculated by dividing the value of the DSUs and Common Shares held by the Outside Director as at October 1, 2006 (based on the market value of the Common Shares on the NYSE on September 29, 2006, which was US$48.46 per share) by the total annual fees earned by the Outside Director during fiscal 2006.

EXECUTIVE COMPENSATION

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for the Chief Executive Officer, the Chief Financial Officer and the three (3) other most highly compensated executive officers of the Corporation (collectively, the "Named Executive Officers") for services rendered in all capacities during the fiscal years ended October 1, 2006, October 2, 2005 and October 3, 2004.

					Long-Term Compensation
		Annual Compensation			Awards		Pay-outs (2)
Name and Principal	Year	Salary	Bonus	Other Annual	Shares	Restricted		All Other	Total (14)
Position(s)				Compensation (1)	Under	Share Units		Compensation (13)
					Options
					Granted
		($)	($)	($)	(#)	($)	($)	($)	($)
GLENN J. CHAMANDY	2006	700,000	546,000	54,366 (3)	—	—	—	34,114	1,334,480
President and	2005	546,500	894,279	125,330 (4) (5)	—	—	—	27,325	1,593,434
Chief Executive Officer	2004	530,500	669,098	73,588 (4) (6)	—	—	—	26,525	1,299,711

LAURENCE G. SELLYN	2006	440,000	343,200	45,456 (7)	—	3,382,500 (8)	—	21,920	4,233,076
Executive Vice-President,	2005	426,500	697,914	52,456 (9)	—	—	—	21,325	1,198,195
Chief Financial and	2004	414,000	522,162	—	—	1,983,000 (8)	—	19,832	2,938,994
Administrative Officer

BENITO MASI	2006	310,000	186,000	—	—	—	—	15,442	511,442
Executive Vice-President,	2005	256,500	322,870	—	—	1,142,000 (8)	—	12,825	1,734,195
Manufacturing	2004	177,500	118,516	—	—	186,100 (8)	—	8,875	490,991

GEORGES SAM YU SUM	2006	240,500	144,300	—	—	—	—	11,985	396,785
Executive Vice-President,	2005	233,500	293,918	—	—	—	—	11,675	539,093
Operations	2004	226,500	219,750	—	—	—	—	11,325	457,575

MICHAEL R. HOFFMAN	2006	215,000	129,000	183,340 (10)	—	—	—	10,437	537,777
President, Gildan	2005	196,215	246,986	213,790 (11)	—	—	—	9,811	666,802
Activewear SRL	2004	190,500	184,823	193,367 (12)	—	285,800 (8)	—	9,525	864,015
(All amounts in U.S.
dollars)

(1)

Perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of a Named Executive Officer for the year, have been excluded.

(2)

There were no long-term compensation pay-outs during the fiscal years ended October 1, 2006, October 2, 2005 and October 3, 2004 other than the exercise of options described hereinafter in this Circular.

(3)	This amount includes $15,723 under the flexible perquisites account.
(4)

These amounts include interest benefits, imputed at annual rates of 3.0% and 2.75% for fiscal 2005 and 2004 respectively, on loans made available to the Named Executive Officer. These loans have been fully repaid.

(5)	This amount also includes $52,608 under the flexible perquisites account.
(6)

This amount also includes $26,621 under the flexible perquisites account and $23,296 representing the incremental cost to the Corporation for the use by the Named Executive Officer of the corporate aircraft.

(7)	This amount includes $21,301 under the flexible perquisites account.
(8)

Laurence G. Sellyn holds 175,000 restricted share units ("RSUs") under the Corporation’s Long Term Incentive Plan. 100,000 of such RSUs were granted prior to October 3, 2005 and 75,000 were granted on June 7, 2006. These RSUs were granted in recognition of Mr. Sellyn’s strategic role in the future success of the Corporation. The vesting conditions of the 75,000 RSUs granted to Mr. Sellyn on June 7, 2006 have been structured to provide an incentive to him to remain with the Corporation for the balance of his working career. Benito Masi and Michael R. Hoffman hold 50,000 and 20,000 RSUs, respectively, which RSUs were granted prior to October 3, 2005. All of the foregoing RSUs are dilutive RSUs and are valued using the closing price of the Common Shares on the TSX on the date of grant.

(9)	This amount includes $28,045 under the flexible perquisites account.
(10)	This amount includes a US$84,000 expatriate housing allowance and US$59,062 for an expatriate tax equalization allowance made available to the Named Executive Officer.
(11)	This amount includes a US$84,000 expatriate housing allowance and US$66,370 for an expatriate tax equalization allowance made available to the Named Executive Officer.
(12)	This amount includes a US$81,000 expatriate housing allowance and US$64,431 for an expatriate tax equalization allowance made available to the Named Executive Officer.
(13)	All amounts represent retirement savings program contributions credited by the Corporation on behalf of the Named Executive Officers.
(14)	Total of the dollar values disclosed in the "Summary Compensation Table".

Options Granted During the Financial Year

No stock option grants have been made to Named Executive Officers or to other employees of the Corporation under the Long Term Incentive Plan during the financial year ended October 1, 2006.

Aggregated Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options exercised during the fiscal year ended October 1, 2006, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying Common Shares on the TSX on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options held at October 1, 2006 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the market value of the Common Shares on the TSX on September 29, 2006, which was $54.34 per share, and the exercise or base price of the options. The aggregate values indicated with respect to unexercised in-the-money options at financial year end have not been, and may never be, realized. These options have not been, and may not be exercised, and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. There can be no assurance that these values will be realized.

	Securities	Aggregate Value	Unexercised Options		Value of Unexercised In-the-Money
	Acquired on	Realized	at Financial Year End		Options at Financial Year End
Name	Exercise		(#)		($)

	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Glenn J.
Chamandy	24,973	903,648	—	—	—	—

Laurence
G. Sellyn	8,000	242,000	—	8,000	—	288,720

Benito
Masi	13,000	642,158	49,000	—	1,969,893	—

Georges
Sam Yu	12,000	447,360	84,648	—	3,542,991	—
Sum

Michael R.
Hoffman	—	—	27,266	—	1,042,111	—

Options, RSUs and Common Shares Held at Financial Year End

The following table summarizes, for each of the Named Executive Officers, (a) the number of dilutive RSUs held as at October 1, 2006, (b) the aggregate value of such dilutive RSUs, which is the number of RSUs multiplied by the market value of the Common Shares on the TSX on December 8, 2006, which was $58.27 per share, (c) the number of exercisable and unexercisable stock options held as at October 1, 2006, (d) the aggregate value of such exercisable and unexercisable stock options, which is the difference between the market value of the Common Shares on the TSX on December 8, 2006 and the exercise price or base price of the options, (e) the total value of dilutive RSUs and exercisable and unexercisable options held as at October 1, 2006 and (f) the number and value of Common Shares held by each Named Executive Officer.

Name	Outstanding Dilutive		Exercisable Options		Unexercisable Options		Total Value	Common Shares
	RSUs at Year End		at Year End		at Year End		of Dilutive RSUs	at Year End
							and Options
	Number	Value at	Number	Value at	Number	Value at	at	Number	Value at
		December 8,		December 8,		December 8,	December 8, 2006		December 8,
		2006		2006		2006			2006
	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)

Glenn J.
Chamandy	—	—	—	—	—	—	—	5,526,400	322,023,328

Laurence G.
Sellyn	175,000	10,197,250	—	—	8,000	320,160	10,517,410	11,000	640,970

Benito Masi	50,000	2,913,500	49,000	2,162,463	—	—	5,075,963	10,212	595,053

Georges Sam
Yu Sum	—	—	84,648	3,875,658	—	—	3,875,658	9,000	524,430

Michael R.
Hoffman	20,000	1,165,400	27,266	1,149,266	—	—	2,314,666	5,000	291,350

Composition of the Compensation and Human Resources Committee

During the most recently completed fiscal year, the Corporation’s Compensation and Human Resources Committee was composed of four (4) directors, all of whom are independent directors, namely Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Ms. Sheila O’Brien and Mr. William D. Anderson (who joined the committee in May 2006).

Compensation Consultant

During fiscal 2006, the committee retained the services of Mercer Human Resource Consulting ("Mercer") to provide advice on the competitiveness and appropriateness of compensation programs for the Chief Executive Officer, top executive officers and directors. Management also retained Mercer in fiscal 2006 to review and advise on various compensation matters. The Chairman of the committee is provided with advance notice by management of all major mandates given to Mercer. The fees paid to Mercer for compensation consulting services for fiscal 2006 were as follows:

- Compensation consulting fees: $187,170

- Other fees: $590

Report on Executive Compensation

Compensation of executive officers of the Corporation and its subsidiaries, including the Named Executive Officers whose names appear in the Summary Compensation Table above, is recommended to the Board of Directors by the Corporation’s Compensation and Human Resources Committee.

In order to enhance the Corporation’s ability to attract, motivate and retain high-performing senior management required to achieve superior financial results and to build competitive advantage, the Corporation has developed and implemented a formal executive compensation policy. This policy is intended to ensure that the Corporation’s executives receive total compensation that (a) is competitive with the compensation received by executives employed by a group of comparable North American companies (the "Reference Market"), (b) rewards superior performance and (c) links the executives’ interests with those of the Corporation’s shareholders. The Reference Market is comprised of a combination of Canadian and U.S. companies involved in apparel, textiles and consumer products, as well as certain categories of high-growth companies, including public companies that have an entrepreneurial culture.

The Corporation’s executive officers receive a base salary that is aligned with the median of the Reference Market. Other elements of the executive officers’ compensation, namely the Corporation’s short-term and long-term incentive programs, as well as its approach to perquisites, retirement benefits and other benefits, are outlined below.

Short-Term Incentives (SCORES)

The Corporation’s Annual Incentive Plan, known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards), is intended to align the financial interests and motivations of the Corporation’s management team and employees with those of the Corporation’s shareholders. Substantially all permanent, full-time head office employees and certain salaried employees in operating locations are eligible for bonuses under SCORES. Employees of manufacturing facilities are generally excluded as they participate in productivity bonuses.

In each fiscal year, actual bonuses paid will depend on the employee’s target percentage of base salary, adjusted to reflect actual performance in the year based on two separate factors: (i) a corporate financial factor (the "Corporate Financial Factor"), which depends on achieving or exceeding a minimum return on assets (ROA) as set annually at the outset of the year by the Compensation and Human Resources Committee, and (ii) for the majority of employees, supplementary individual objectives related to the area of responsibility of each employee (the "Objectives").

The Corporate Financial Factor, ROA, is intended to ensure that management’s incentive-based compensation reflects not only its success in achieving the Corporation’s targets for profitability but also its effectiveness in managing the level of investment required to generate earnings. The Corporate Financial Factor, set annually by the Compensation and Human Resources Committee, reflects aggressive targets for financial performance. In fiscal 2006, actual performance for the Corporate Financial Factor was approximately 60% of the maximum level, or 120% of target as reflected in column (b) of the table below.

In the case of the most senior executives, including all the Named Executive Officers, individual objectives in fiscal 2006 were replaced by strategic senior management team objectives in order to apply a "Strategic Multiplier" component to the Corporate Financial Factor for these executives. The Strategic Multiplier combines key strategic and operational objectives, which are determined by the Board of Directors for each fiscal year. In fiscal 2006, performance under the Strategic Multiplier neither increased nor decreased the target pay-out as reflected in column (c) of the table below.

The combination of both the Corporate Financial Factor and the Strategic Multiplier can result in a range of actual bonuses paid of zero to a maximum of three times the predetermined target percentage. In fiscal 2006, the actual pay-out to the Named Executive Officers under the combination of the Corporate Financial Factor and the Strategic Multiplier was approximately 40% of the maximum level, or 120% of target as reflected in column (d) of the table below. Although the Strategic Multiplier was applicable in determining compensation in fiscal 2006, the Corporation has eliminated this component of senior executive compensation starting in fiscal 2007. It will be replaced by annual grants under the Corporation’s Long Term Incentive Plan (the "LTIP"), as described below, which is assessed to be a more effective and more quantifiable method of recognizing the impact of longer-term strategic actions undertaken by senior executive management, including the Named Executive Officers.

SCORES aims at providing total cash compensation that is greater than the median of the Reference Market in cases where superior financial performance in excess of target objectives is also attained. SCORES targets (as a percentage of base salary) at the Named Executive Officer level are generally positioned at or below market (65% of base salary for the President and Chief Executive Officer and the Executive Vice-President, Chief Financial and Administrative Officer and 50% of base salary for the other Named Executive Officers) with a range of up to three times target for superior performance to enhance the link between pay and performance. With the elimination of the Strategic Multiplier component, the maximum pay-out under SCORES for senior executive management, including the Named Executive Officers in fiscal 2007 and thereafter, will be restricted to two times target.

The following table summarizes the performance measures, targets, maximums and SCORES pay-outs to the Named Executive Officers for the fiscal year ended October 1, 2006:

	Target Pay-out	Pay-out	Corporate	Performance	Combined	Actual Pay-out	Actual
	as a Percentage	Range as a	Performance	Based on	Performance	as a	Award
	of Salary	Percentage of	Based on	Strategic	(b) ~ (c)	Percentage of
Name		Salary (Up to	ROA	Multiplier		Salary
		Three Times		Objectives
		Target)
	(a)		(b)	(c)	(d)	(d) ~ (a)
Glenn J. Chamandy	65%	0-195%	120%	100%	120%	78%	$546,000
Laurence G. Sellyn	65%	0-195%	120%	100%	120%	78%	$343,200
Benito Masi	50%	0-150%	120%	100%	120%	60%	$186,000
Georges Sam Yu Sum	50%	0-150%	120%	100%	120%	60%	$144,300
Michael R. Hoffman
(U.S. dollars)	50%	0-150%	120%	100%	120%	60%	$129,000

Long-Term Incentives

The LTIP allows the Board of Directors to grant stock options ("Options"), dilutive RSUs ("Treasury RSUs") and non-dilutive RSUs ("Non-Treasury RSUs") to the Corporation’s executives as part of their long-term compensation. Historically, Options and Treasury RSUs have been granted to executives to encourage retention and to focus management on developing and successfully implementing the continuing growth strategy of the Corporation. Beginning in fiscal 2007, the LTIP will also include annual grants of Options and Non-Treasury RSUs to replace the Strategic Multiplier component of senior executive compensation. For a more detailed discussion of the features of the LTIP see "Executive Compensation – Long Term Incentive Plan".

The LTIP aims at bringing the total compensation received by the Corporation’s executives to the 75th percentile of total compensation received by executives in the Reference Market if the Corporation achieves its aggressive profit and growth targets. Through the use of target awards that are generally below market (65% for the President and Chief Executive Officer and the Executive Vice-President, Chief Financial and Administrative Officer and 50% for the other Named Executive Officers) and performance vesting for a significant portion of long-term compensation, top quartile compensation only occurs when both internal financial and strategic targets are achieved and the Corporation’s long-term return on investment and share price reflect these achievements.

Grant levels, including the annual grants for fiscal 2007, are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee, after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently of any input from him. Instead, the Compensation and Human Resources Committee considers the advice of an independent compensation consultant in determining the grants to be awarded to the President and Chief Executive Officer. Award targets are based on the expected impact of the role of the employee on the Corporation’s performance and strategic development as well as market benchmarking. The Compensation and Human Resources Committee also undertakes an analysis on an annual basis to determine the possible pay-outs from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the shareholders.

For retention purposes and to encourage a long-term view of performance, Options and RSUs have vesting conditions that are based on time and, in the case of RSUs, on performance as well. With the exception of a special one-time award made to the Executive Vice-President, Chief Financial and Administrative Officer, which vests at the end of an eight (8)-year period, all other Treasury RSUs awarded to date under the LTIP vest at the end of a five (5)-year vesting period. All Non-Treasury RSUs awarded to date under the LTIP vest at the end of a three (3)-year period. Both the Treasury and Non-Treasury RSUs are subject to the same vesting conditions, with 50% of each award vesting at the end of their vesting period on the basis of time and the remaining 50% of each award vesting based on the Corporation’s average ROA performance for the period as compared to the average ROA for the same period for a comparator group of companies. The performance-vesting portion of each RSU award is subject to the following relative performance-vesting matrix:

The Corporation’s	Percentage of Performance
Performance Relative to the	Component of Award That
Comparator Group	Vests

At or above the 75th percentile	100%

Median	50%

Below 40th percentile	0

The Compensation and Human Resources Committee, in consultation with its external compensation consultants, selects the benchmark companies and determines the Corporation’s financial returns relative to this group.

Furthermore, the Compensation and Human Resources Committee believes that Options continue to be an important component of long-term incentives and, as part of their long-term compensation for fiscal 2007, the committee has granted Options to the Corporation’s executives. None of the Options granted in fiscal 2007 are exercisable prior to the second anniversary of the grant date, and 25% are exercisable on and after the second, third, fourth and fifth anniversary of the grant date. In addition, such Options have a term of seven (7) years.

The following summarizes in tabular form the Corporation’s short and long-term incentive programs:

Compensation Component	Short-Term (SCORES)	Restricted Share Units	Options
Applies to:	- Full-time Canadian employees not	- Director level and above	- Director level and above
	subject to plant-level productivity	- High potential employees	- High potential employees
bonuses
- Certain salaried offshore employees
Granting conditions:	- Target award adjusted for Corporate	- Adjusted for individual performance	- Adjusted for individual
	Financial Factor (all employees)	if significantly above or below	performance if significantly
	- Strategic Multiplier (senior executives	expectations	above or below expectations
for fiscal 2006) or individual
performance (below senior executive
level)
Performance period:	- 1 year	- Treasury RSUs (minimum 5 years)	- Post fiscal 2006 –7-year term
		- Non-Treasury RSUs (maximum	- Pre fiscal 2007–10-year term
3 years)
Maximum:	- Senior executives – up to 3 times target	- Target	- Target
(up to 2 times target in fiscal 2007)
- Other employees – up to 2 times target
Link to performance:	- ROA and Strategic Multiplier objectives	- 50% performance vests based on the	- Gain depends on growth in
	(senior executives) (ROA only in fiscal	Corporation’s average ROA	share price
	2007)	performance for the period relative
	- ROA and personal objectives (below	to a comparator group of companies
	senior executive level)	- Value of pay-out at vesting depends
on share price growth

The Corporation’s approach to retirement is consistent with its entrepreneurial culture, which places an emphasis on performance-based compensation and the participation of executives in the creation of shareholder value. Retirement benefits are provided in the form of annual defined contributions by the Corporation of 5% of salary. The Corporation’s benefits and perquisites programs (other than for retirement savings as described in this paragraph) are aligned with the local market median.

To demonstrate the link between Named Executive Officer compensation and business performance, the following table shows the total cost of compensation to the Named Executive Officers as a percentage of the Corporation’s net income after tax for fiscal 2006, 2005 and 2004:

	Total Cost of Compensation to Named	Total Cost of Compensation to Named Executive Officers/
	Executive Officers (1)	Total Net Earnings of Corporation for Fiscal Year
	(US$)	(%)
2006	4,009,793	3.8
2005	4,349,701	5.1
2004	3,103,349	5.2

(1)   The "Total Cost of Compensation to Named Executive Officers" is the sum of the amounts under the "Salary", "Bonus", "Other Annual Compensation" and "All Other Compensation" columns in the Summary Compensation Table under "Executive Compensation" for 2006, 2005 and 2004 plus the value of RSU grants to the Named Executive Officers that have been amortized over their respective vesting periods. Total cost of compensation for Named Executive Officers was converted to U.S. dollars, where required, using an exchange rate of US$0.8741 in 2006, US$0.8149 in 2005 and US$0.7535 in 2004.

Compensation of the Chief Executive Officer

The compensation of the President and Chief Executive Officer is governed by the Corporation’s executive compensation policy described in this Report on Executive Compensation and the President and Chief Executive Officer participates in all the same incentive plans as the other Named Executive Officers. The following table summarizes the President and Chief Executive Officer’s compensation for the last three fiscal years and sets forth his aggregate equity holdings as at December 8, 2006:

Mr. Chamandy is a founding entrepreneur of the Corporation. Since the Corporation became a public company in June 1998, its market capitalization has increased from $102,286,000 to $3,266,585,739 as at October 1, 2006. Mr. Chamandy’s total career compensation for this period (1998 to 2006) is $18,882,000, including the realized gains from Options granted during the period. This represents 0.6% of the increase in market capitalization during this period.

Fiscal 2006 Highlights
	-	Over 430 million shirts sold during the fiscal year
	-	Sales growth of 18.2%
	-	Net earnings, before restructuring and other charges, up 35.0%
	-	Major new textile manufacturing expansions in Honduras and the Dominican Republic
Glenn J. Chamandy	-	Investment in new state-of-the-art sock manufacturing facility
President and Chief	-	New sewing facilities in Honduras, Nicaragua and Haiti
Executive Officer	-	Acquisition of sock supplier to U.S. mass-market retailers
Age: 45	-	New U.S. retail distribution centre
Length of service: 22 years
Three Year Total Compensation
	Cash Compensation		Equity (1)
					Total Direct	Other Annual	Total
			RSU Grant	Option Grant	Compensation	Compensation	Compensation (6)
Year	Salary	Bonus	Value	Value
2006	$700,000	$546,000	—	—	$1,246,000	$54,366 (2)	$1,334,480
2005	$546,500	$894,279	—	—	$1,440,779	$125,330 (3) (4)	$1,593,434
2004	$530,500	$669,098	—	—	$1,199,598	$73,588 (3) (5)	$1,299,711
Mr. Chamandy’s bonus of $546,000 for fiscal 2006 represented 78% of his base salary and was 120% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, Dilutive RSUs and Options
The following table shows the aggregate number and value (as at December 8, 2006) of Common Shares, dilutive RSUs and Options held as at October 1, 2006:
Common Shares (7)		Dilutive RSUs		Exercisable Options		Unexercisable Options
Number	Value	Number	Value	Number	Value	Number	Value
5,526,400	$322,023,328	—	—	—	—	—	—

(1)	There were no Option grants or RSU awards during the fiscal years ended October 1, 2006, October 2, 2005 and October 3, 2004.
(2)

This amount includes $15,723 under the flexible perquisites account. Perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of Mr. Chamandy for the year, have been excluded.

(3)	These amounts include interest benefits, imputed at annual rates of 3.0% and 2.75% for fiscal 2005 and 2004 respectively, on loans made available to Mr. Chamandy. These loans have been fully repaid.

(4)	This amount also includes $52,608 under the flexible perquisites account.
(5)	This amount also includes $26,621 under the flexible perquisites account and $23,296 representing the incremental cost to the Corporation for the use by Mr. Chamandy of the corporate aircraft.
(6)

These amounts include $34,114, $27,325 and $26,525 for fiscal 2006, 2005 and 2004, respectively, which represent retirement savings program contributions credited by the Corporation on behalf of Mr. Chamandy.

(7)

Effective March 2004, the Corporation converted all of its outstanding Class B Multiple Voting Shares, including those held by Mr. Chamandy, into Class A Subordinate Voting Shares on a one-for-one basis and without any conversion premium. In February 2005, the Corporation’s shareholders approved an amendment to the Corporation’s articles in order to change each of the issued and outstanding Class A Subordinate Voting Shares into one newly-created Common Share and to remove the Class B Multiple Voting Shares and the Class A Multiple Voting Shares, effectively eliminating the dual class voting structure.

The President and Chief Executive Officer’s base compensation for fiscal 2006 is $700,000, which with reference to advice from external compensation consultants, positions the President and Chief Executive Officer’s base salary at approximately the median level in relation to the companies in the Reference Market. The President and Chief Executive Officer received a bonus based on the SCORES program and the Strategic Multiplier for fiscal 2006 of $546,000, or 78% of base salary, which was 120% of his target bonus. The annual bonus paid in 2006 reflected a return on operating assets, as defined for this purpose, of 31% compared with a target of 30%, as well as his performance in relation to the Strategic Multiplier objectives established by the Compensation and Human Resources Committee for the Chief Executive Officer and the senior executive management of the Corporation for the 2006 fiscal year. In fiscal 2006, these Strategic Multiplier objectives related to the implementation of the Corporation’s sales growth strategy, including its retail initiative and its entry into the athletic sock segment of the U.S. mass-market retail channel, the implementation of its manufacturing capacity expansion plans, the development of the Corporation’s organizational structure and leadership succession plans to support its growth strategy, the Corporation’s progress in implementing information technology projects and the process adopted by the Corporation to ensure compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2002.

No Options, Treasury RSUs or Non-Treasury RSUs were granted to the President and Chief Executive Officer during the financial year ended October 1, 2006. However, in conjunction with the implementation of the LTIP, which has replaced the Strategic Multiplier for the President and Chief Executive Officer and the other Named Executive Officers for fiscal 2007 and subsequent years, the President and Chief Executive Officer was awarded a grant of 4,186 Non-Treasury RSUs and 10,850 Options on October 2, 2006. The Options were awarded at an exercise price of $54.34, and will vest in accordance with the provisions of the LTIP, as previously approved by the Corporation’s shareholders.

Shareholding Requirement for the Chief Executive Officer

In November 2005, the Corporation established a minimum shareholding requirement for the President and Chief Executive Officer. The President and Chief Executive Officer is required (i) to hold, within five (5) years of his appointment to the position, Common Shares having a minimum total share market value of four (4) times his base salary and (ii) to continue to hold such Common Shares throughout his tenure as President and Chief Executive Officer. Mr. Chamandy, as a founding entrepreneur of the Corporation, has a shareholding position that is significantly in excess of this minimum requirement.

On behalf of the Compensation and Human Resources Committee:

Richard P. Strubel, Chairman
William D. Anderson
Robert M. Baylis
Sheila O’Brien

Long Term Incentive Plan

The LTIP was first implemented in 1998 for the grant of Options and was most recently amended in February 2004 and February 2006 to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs, respectively, to officers and key employees of the Corporation and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its officers and key employees. The LTIP is administered by the Board of Directors, which has delegated this responsibility to the Compensation and Human Resources Committee.

On February 2, 2006, the shareholders of the Corporation approved an amendment to the LTIP to fix at 3,000,158 the number of Common Shares that are issuable pursuant to the exercise of Options and the vesting of Treasury RSUs (the "Total Reserve"). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at December 8, 2006, the Total Reserve represents 4.99% of the issued and outstanding Common Shares of the Corporation.

Options

Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten (10) years from the date of the grant. As at December 8, 2006, an aggregate of 500,593 Options are outstanding, representing 0.83% of the issued and outstanding Common Shares of the Corporation.

Treasury RSUs

The Board of Directors is allowed to grant Treasury RSUs under the LTIP. A Treasury RSU represents the right of an individual to whom a grant of such unit is made to receive one Common Share on the vesting date. At the end of the vesting period, which is a maximum of ten (10) years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. To date, no Treasury RSUs have been issued with vesting periods of less than five (5) years. As at December 8, 2006, an aggregate of 463,500 Treasury RSUs are outstanding, representing 0.77% of the issued and outstanding Common Shares of the Corporation.

Non-Treasury RSUs

On February 2, 2006, the shareholders of the Corporation approved an amendment to the LTIP to allow the Board of Directors to grant Non-Treasury RSUs under the LTIP. Non-Treasury RSUs have the same features as Treasury RSUs except that (i) their vesting period is a maximum of three (3) years and (ii) at the end of the vesting period, the Corporation will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market or pay to the Non-Treasury RSU holder an amount in cash equal to the average of the closing prices of the Common Shares on the TSX for the five (5) trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 8, 2006, an aggregate of 34,435 Non-Treasury RSUs are outstanding.

Other LTIP Features

In addition, the LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, in any one-year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person.

Furthermore, the terms of the LTIP provide that, unless otherwise determined by the Board of Directors, Options granted to participants whose employment or office terminates will expire early as follows: (i) immediately, should the participant be dismissed for cause; (ii) in the event of resignation or dismissal without cause, Options exercisable at such date may be exercised within a period of sixty (60) days thereafter; or (iii) in the event of death, permanent disability or the attainment of the retirement age established by the Corporation, Options exercisable at such date may be exercised within a period of twelve (12) months thereafter.

Similarly, unless otherwise determined by the Board of Directors, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows: (i) all Treasury and Non-Treasury RSUs will expire immediately should the participant resign or be dismissed for cause; (ii) the portion of Treasury and Non-Treasury RSUs that is subject to the attainment of performance objectives will expire on their vesting date if these objectives have not been attained or will expire immediately should the participant’s employment or office be terminated without cause or by reason of death or permanent disability or will vest immediately should the participant’s employment or office be terminated by reason of the attainment of the retirement age established by the Corporation; and (iii) the portion of Treasury and Non-Treasury RSUs that is not subject to the attainment of performance objectives will vest immediately should the participant’s employment or office be terminated without cause or by reason of death, permanent disability or the attainment of retirement age. In the event of early vesting of the time-vesting portion of a RSU award due to termination without cause, death, permanent disability or retirement, the participant will be entitled to receive a number of Common Shares (or, in the case of Non-Treasury RSUs, at the Corporation’s option, the cash equivalent) calculated taking into account the number of days elapsed between the date of grant and the date such portion of the participant’s Treasury and Non-Treasury RSUs vested early as well as the duration of the original vesting period of the Treasury and Non-Treasury RSUs. Furthermore, in the event of early vesting of the performance portion of a RSU award due to retirement, the participant will also be entitled to receive, at the end of the original vesting period, a number of Common Shares (or, in the case of Non-Treasury RSUs, at the Corporation’s option, the cash equivalent) calculated as a pro rata of the number of days elapsed between the date of grant and the date of such participant’s retirement on the duration of the original vesting period of the RSU award.

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof.

The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability. The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.

Amendments to the LTIP

On May 3, 2006, the Board of Directors approved certain amendments to the LTIP that do not require the approval of the Corporation’s shareholders. These amendments were (i) to exclude non-employee directors of the Corporation from being eligible to receive future grants of Options or RSUs under the LTIP, (ii) to limit to 5% of the Common Shares reserved under the LTIP the number of Treasury RSUs to be issued without any minimum vesting periods, if any, and (iii) to limit grants of Options and Treasury RSUs to any one person to no more than 20% of the Total Reserve under the LTIP.

On December 6, 2006, the Board of Directors approved certain additional amendments to the LTIP that do not require the approval of the Corporation’s shareholders. These amendments include (i) amendments to the change of control definition of the LTIP in order to, among other things, comply with regulations applicable to the Corporation, (ii) minor amendments to certain definitions included in the LTIP, and (iii) amendments to provide that holders of Treasury and Non-Treasury RSUs who retire from the Corporation before their RSUs vest be entitled to benefit from pro rata vesting of the portion of their RSU awards that is subject to performance objectives.

For information about the amendments to the LTIP that require the approval of the Corporation’s shareholders, please see the section of this Circular entitled "Amendments to the Long Term Incentive Plan Requiring Shareholder Approval".

Retirement Savings Program

Pursuant to the Corporation’s retirement savings program, the Named Executive Officers (other than Michael R. Hoffman, who is not a Canadian citizen) and all other Canadian salaried employees receive under the Deferred Profit Sharing Plan (DPSP) of the Corporation an amount equal to their contribution to their Registered Retirement Savings Plan (RRSP) up to a maximum of 5% of their base annual salary. In addition, should such 5% limit be higher than the tax limit for their contributions, the additional amount is credited under the Supplemental Retirement Savings Plan (SRSP), which is an unfunded plan.

Pursuant to the Corporation’s 401(k)/SRSP Program, Michael R. Hoffman and most of the other salaried employees in the United States receive an amount equal to 50% of their own contributions, which may be up to a maximum of 6% of their annual base salary. In addition, Michael R. Hoffman is credited from the Corporation an amount equal to 2% of his annual base salary under the SRSP. The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the Named Executive Officers as of the beginning and end of fiscal 2006:

	Aggregate Balance at	Executive	Corporation’s	Amounts	Aggregate Earnings	Aggregate Balance at
	Beginning of Last Fiscal	Contributions (2)	Contributions (2)	Credited by the	in Last Fiscal Year	Last Fiscal Year End (1)
	Year (1)	in Last Fiscal	in Last Fiscal	Corporation in
		Year	Year	Last Fiscal Year
Name			DPSP / 401(k)	Under
				SRSP

	($)	($)	($)	($)	($)	($)
Glenn J. Chamandy	251,973	9,000	—	34,114	4,993	300,080
Laurence G. Sellyn	156,649	9,000	9,586	12,334	6,766	194,335
Benito Masi	96,396	10,654	11,711	3,731	4,691	127,183
Georges Sam Yu Sum	108,717	9,988	10,546	1,439	5,024	135,714
Michael R. Hoffman
(All amounts in U.S.	53,103	12,519	5,912	4,525	6,149	82,208
dollars)

(1)     The "Aggregate Balance at Beginning of Last Fiscal Year" and the "Aggregate Balance at Last Fiscal Year End" correspond to the sum of the balance accounts of the Named Executive Officer (other than Michael R. Hoffman) from the RRSP, DPSP and the SRSP.

(2)     Executive contributions under the RRSP (other than Michael R. Hoffman) and the Corporation’s contributions under the DPSP (other than Michael R. Hoffman) are subject to tax limitations that apply over a calendar year. Amounts disclosed above reflect the contributions paid to the Named Executive Officers’ accounts from October 1, 2005 to September 30, 2006.

Employment and Change of Control Agreements

The Corporation has entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers. The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies. The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six (6) months’ written notice in the case of Mr. Chamandy and upon at least two (2) months’ written notice in the case of Messrs. Sellyn, Sam Yu Sum, Masi and Hoffman.

Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to, subject to applicable withholdings: (i) an amount equal to thirty-six (36) months’ base salary in the case of Mr. Chamandy, twenty-four (24) months’ base salary in the case of Messrs. Sellyn and Masi and twelve (12) months’ base salary in the case of Messrs. Sam Yu Sum and Hoffman (each a "Termination Period"), paid out, at the executive’s option, either as a one-time payment or as monthly instalments covering the applicable Termination Period; (ii) in the case of Messrs. Chamandy and Sellyn, an amount equal to thirty-six (36) months and twenty-four (24) months, respectively, of the target annual bonus established under the Annual Incentive Plan in effect at the time of termination; (iii) continuation of group insurance benefits (except short and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier; (iv) any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Termination Period pursuant to the Annual Incentive Plan; (v) the right to exercise vested Options or redeem RSUs pursuant to the LTIP within one hundred and eighty (180) days following termination of employment in the case of Mr. Chamandy and within ninety (90) days following termination of employment in the case of Messrs. Sellyn, Masi, Sam Yu Sum and Hoffman; and (vi) the payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

In addition, the Corporation has entered into change of control agreements (the "Change of Control Agreements") with each of the Named Executive Officers. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of (a) 365 days from the date of the potential change of control, (b) his termination of employment by death or disability or, in the case of Messrs. Sellyn, Sam Yu Sum, Masi and Hoffman, by death, disability or for cause, or (c) his termination of employment by the Corporation without cause or by the executive with good reason.

The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the employment of the executive without cause, or if the executive terminates his employment for good reason, during a period of twenty-four (24) months commencing on the date the change of control occurs, then the executive will be entitled to, subject to applicable withholdings: (i) his full base salary through the date of termination; (ii) an amount equal to thirty-six (36) months’ base salary in the case of Messrs. Chamandy and Sellyn and twenty-four (24) months’ base salary in the case of Messrs. Sam Yu Sum, Masi and Hoffman (each a "Severance Period"); (iii) a one-time payment in lieu of the participation in the Annual Incentive Plan during the applicable Severance Period; (iv) in the case of Mr. Chamandy, any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Severance Period pursuant to the Annual Incentive Plan; (v) in the case of Mr. Chamandy, all outstanding Options and RSUs shall be deemed to have vested at the date of termination of the executive’s employment and the executive shall have the right to exercise such Options or redeem such RSUs within one hundred and eighty (180) days following the date of termination; (vi) in the case of Messrs. Sellyn, Masi, Sam Yu Sum and Hoffman, any amounts required to be paid to him under any long term incentive plan of the Corporation, including the LTIP (upon the occurrence of transactions that would result in a change of control, no Options become exercisable or RSUs vest at the time of the change of control unless otherwise determined by the Board prior to the occurrence of the change of control); (vii) continuation of group insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier; and (viii) any earned but unused vacation days. Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one (1) year following the change of control but at the latest two (2) years following the change of control, then he will be entitled to the benefits mentioned above in this paragraph.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on September 30, 2001 with the cumulative total shareholder return of the S&P/TSX Composite Index, assuming reinvestment of all dividends.

FINANCIAL YEARS ENDED

	September 30, 2001	September 29, 2002	October 5, 2003	October 3, 2004	October 2, 2005	October 1, 2006

Corporation	$100.00	$174.07	$201.64	$187.83	$468.89	$575.03

S&P/TSX Composite
Index	$100.00	$90.90	$114.10	$135.05	$173.04	$189.02

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides, for fiscal 2006, with respect to the LTIP:

(i)     the number of securities to be issued upon the exercise of outstanding options, warrants and rights;

(ii)    the weighted-average exercise price of such outstanding options, warrants and rights; and

(iii)    the number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

		Number of securities to be	Weighted-average exercise	Number of securities remaining available for
		issued upon exercise of	price of outstanding options,	future issuance under equity compensation
	Plan category	outstanding options, warrants	warrants and rights	plans (excluding securities reflected in the
		and rights		second column)
Equity compensation plan
approved by security holders
-	LTIP (Options)	427,795	$12.70	2,062,187 (1)
-	LTIP (Treasury RSUs)	416,500	N/A	— (1)

(1)     The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.

The Corporation does not have any equity compensation plan, under which equity securities are authorized for issuance, not previously approved by shareholders.

Employee Share Purchase Plan

On May 29, 2000, the Corporation adopted a Share Purchase Plan (the "Plan"), which provides an opportunity for full-time or regular part-time Canadian and U.S. employees of the Corporation to participate in its ownership. Under the Plan, an employee may contribute between 1% and 10% of his or her base annual salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Corporation from the payroll of any participant and paid over to a custodian for the account of such participant. As soon as practicable following remittance of such contributions to the custodian, the custodian purchases from the treasury of the Corporation, for and on behalf of each participant, a number of Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. At the Corporation’s discretion, an equivalent number of Common Shares may be purchased on the open market, in which case the Corporation remits to the custodian the additional funds required to settle such purchase. In the event of the death, retirement or termination of employment of the participant, the custodian will remit to the estate of the deceased participant, to the retired employee or to the former employee, as the case may be, a certificate registered in the participant’s name representing the number of Common Shares standing to the credit of such participant as well as a cash payment for any fraction of such shares and any contribution not yet invested as of the date of such participant’s death, retirement or termination. The Corporation assumes all administrative costs associated with the Plan as well as the cost of issuing a share certificate once per year.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 8, 2006, no amount was owed to the Corporation or any of its subsidiaries by any of the current directors, officers and employees, and former directors, officers and employees of the Corporation or any of its subsidiaries, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Corporation, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2006.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors considers first-class corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the Canadian securities regulators, the Corporation is required to disclose information relating to its system of corporate governance with reference to certain corporate governance standards adopted by the Canadian Securities Administrators ("CSA") (the "CSA Standards").

In the last few years, the Corporation has undertaken a comprehensive review of its corporate governance practices in order to best comply with and exceed the corporate governance requirements of Canadian securities regulators as well as the NYSE Corporate Governance Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. The Corporation’s disclosure addressing each of the CSA Standards is set out in Schedule "B" to this Circular.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation provides insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability that may be incurred by them in these capacities. The current policy limit is US$60,000,000 on an annual basis. Such insurance is subject to a general deductible of US$250,000 per loss (except in respect of securities-related claims, in which cases the deductible is US$500,000), as well as specific exclusions that are usually contained in policies of this nature. The total annual premium paid during the financial year ended October 1, 2006 in respect of this policy was US$1,177,768. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

AMENDMENTS TO THE LONG TERM INCENTIVE PLAN REQUIRING SHAREHOLDER APPROVAL

At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to approve an ordinary resolution confirming certain amendments to the LTIP (the "LTIP Amendment Resolution"). On December 6, 2006, the Board of Directors approved, subject to shareholder and regulatory approval, a new amendment provision for the LTIP.

The LTIP currently provides that the Board of Directors may amend, suspend or terminate the LTIP or any Option or RSU granted thereunder, provided that no such amendment, suspension or termination may impair the rights of optionees or RSU holders. The TSX has issued a staff notice indicating that general amendment provisions in security-based compensation plans of TSX issuers, such as the current amendment provisions in the LTIP, are not sufficient and if such general amendment provisions are not revised to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval may be required for any amendment to the issuer’s security-based compensation plan. The Compensation and Human Resources Committee and the Board of Directors believe that it is in the best interests of the Corporation to make, and have approved, an amendment to the LTIP to provide for an amendment provision that will allow the Board of Directors to amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The amendment will allow the Board of Directors to make the following amendments without shareholder approval:

(i)     an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)    an amendment to postpone the expiry date of an Option or a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)   any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)   suspending or terminating the LTIP.

The Corporation will require shareholder approval for other amendments, such as:

(i)     an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the Plan;

(ii)    an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)   an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)   a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)    an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.

Also on December 6, 2006, the Board of Directors approved, subject to shareholder and regulatory approval, amendments to the LTIP providing for an extension of ten (10) business days after the end of a Blackout Period (which is defined as a period self-imposed by the Corporation during which directors and certain employees of the Corporation shall not trade the securities of the Corporation) if the expiry date of an Option falls within the Blackout Period or within ten (10) business days after the end of the Blackout Period (a "Blackout Extension Term"). However, where the expiry date of the Option falls within ten (10) business days after the end of the Blackout Period, the Blackout Extension Term is reduced by the number of business days between the end of the Blackout Period and the expiry date. Furthermore, should a new Blackout Period be imposed during a Blackout Extension Term, the Blackout Extension Term will be further extended at the end of the new Blackout Period so that the number of days during which Optionees will be able to trade securities of the Corporation will amount to a total of ten (10) business days.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution approving the LTIP Amendment Resolution.

The LTIP Amendment Resolution, the text of which is reproduced at Schedule "A" to this Circular, must be approved by at least a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy in order for it to be adopted. The Corporation’s Board of Directors recommends that shareholders vote FOR the approval of the ordinary resolution.

Unless instructed otherwise, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of this ordinary resolution.

For more information on the LTIP, please see the section of this Circular entitled "Executive Compensation – Long Term Incentive Plan".

APPOINTMENT OF AUDITORS

KPMG LLP ("KPMG"), Chartered Accountants, have served as auditors of the Corporation since fiscal 1996. In fiscal 2006, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Corporation, the Corporation retained KPMG to provide various audit-related and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Corporation’s consolidated financial statements, quarterly reviews of the Corporation’s financial statements and services provided in connection with statutory and regulatory filings or engagements were $1,196,100 for fiscal 2006 and $687,287 for fiscal 2005. The audit fees for fiscal 2006 include fees relating to KPMG’s audit of management’s assessment of internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $94,025 for fiscal 2006 and $74,700 for fiscal 2005. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were $322,785 for fiscal 2006 and $262,659 for fiscal 2005. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were $169,860 for fiscal 2006 for services associated with financial due diligence and $3,178 for fiscal 2005 for services associated with the assistance of statutory filing requirements.

All fees paid and payable by the Corporation to KPMG in fiscal 2006 were pre-approved by the Corporation’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the Board.

ADDITIONAL INFORMATION

The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (MD&A) filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation at 725 Montée de Liesse, Montreal, Québec, H4T 1P5 or at www.sedar.com or www.sec.gov. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.

SHAREHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 10, 2007.

APPROVAL OF MANAGEMENT PROXY CIRCULAR

The contents and the sending of this Circular have been approved by the Board of Directors.

Dated at Montreal, Québec, Canada, December 8, 2006.

By order of the Board of Directors,

Lindsay Matthews
Director, Legal Services
and Corporate Secretary

SCHEDULE "A"

RESOLUTION TO AMEND THE LONG TERM INCENTIVE PLAN

Upon motion, duly proposed and seconded, it was resolved:

1.     THAT the Corporation be and it is hereby authorized to amend the Corporation’s Long Term Incentive Plan in the manner described in the Management Proxy Circular of the Corporation dated December 8, 2006;

2.     THAT any officer or director of the Corporation be, and each is hereby authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

3.     THAT the Board of Directors of the Corporation be, and it is hereby authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

* * * * * * *

SCHEDULE "B"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In January 2004, the Canadian Securities Administrators (the "CSAs") adopted Multilateral Instrument 52-110 (Audit Committees) and certain amendments were made to such instrument, effective June 30, 2005 (the "CSA Audit Committee Rules"). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Corporation complies with these rules and appropriate disclosure is made, where applicable, in connection therewith in the following table. Reference is also made to the section entitled "Audit Committee Disclosure" of the Annual Information Form of the Corporation dated December 20, 2006, available on www.sedar.com and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

In 2005, the CSAs also adopted Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) (the "CSA Disclosure Instrument") and National Policy 58-201 (Effective Corporate Governance) (the "CSA Governance Policy"). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The Corporation believes that its corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.

The Corporation has also disclosed, where applicable in the following table, a comparison with requirements of the New York Stock Exchange Corporate Governance Standards (the "NYSE Standards").

The Corporation’s 2006 Annual Information Form, which may be obtained on request from the Corporate Secretary of the Corporation or at www.sedar.com or www.sec.gov, will also contain information pertaining to corporate governance.

The Corporation is dedicated to amending its corporate governance practices on an ongoing basis in order to respond to the evolution of best practices.

Please also refer to the Corporate Governance Guidelines of the Corporation available on its website at www.gildan.com.

	Required disclosure under the	Corporate Governance Practices
	CSA Disclosure Instrument	at the Corporation

1.	Board of Directors
(a) Disclose the identity of directors who are independent.

Independence – Of the current seven (7) members of the board of directors of the Corporation (the "Board" or the "Board of Directors"), six (6) directors are "independent" within the meaning of the CSA Disclosure Instrument. They are Ms. Sheila O’Brien and Messrs. Robert M. Baylis, William D. Anderson, Pierre Robitaille, Richard P. Strubel and Gonzalo F. Valdes-Fauli.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

One (1) of the directors, Mr. Glenn J. Chamandy, is the President and Chief Executive Officer of the Corporation and therefore does not qualify as "independent" within the meaning of the CSA Disclosure Instrument.

Required disclosure under the	Corporate Governance Practices
CSA Disclosure Instrument	at the Corporation

Under the NYSE Standards, a majority of the board members should qualify as "independent directors".	The Board has determined that the six (6) current independent directors qualify as "independent directors", as that expression is defined in Section 303A(2) of the NYSE Standards.

(c)   Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Majority of Independent Directors – Six (6) of our seven (7) current directors and director nominees are independent.

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Outside Directorships – The directorships of all director nominees are described under the section entitled "Election of Directors – Nominees" in this Circular.

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In Camera Sessions (Board Meetings) – The independent Board members meet at each regularly- scheduled Board meeting without management under the chairmanship of the independent Chairman of the Board. Four (4) such meetings were held since the beginning of the Corporation’s most recently completed financial year. Interested parties may communicate directly with the Chairman of the Board or with non- management directors as a group regarding any concerns by correspondence marked to the attention of the Chairman of the Board, care of the Corporate Secretary at the address of the Corporation’s head office: 725 Montée de Liesse, Montreal, Québec, Canada, H4T 1P5.

In Camera Sessions (Committee Meetings) – The members of the Audit and Finance Committee, who are all independent, also meet at each regularly-scheduled committee meeting without management present. Four (4) such meetings were held since the beginning of the Corporation’s most recently completed financial year.

Under the NYSE Standards, non-management directors are required to meet regularly without management.	Same as above.

	Required disclosure under the	Corporate Governance Practices
	CSA Disclosure Instrument	at the Corporation

(f)   Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Independent Chair of the Board – Robert M. Baylis is the Chairman of the Board of the Corporation. Mr. Baylis is independent within the meaning of the CSA Disclosure Instrument. Pursuant to the mandate of the Chairman of the Board, Mr. Baylis is generally responsible for overseeing the Board in carrying out its responsibilities, including overseeing that these responsibilities are carried out independently of management. On this last matter, the Chairman: (i) meets with the other non-management directors at each regularly scheduled Board meeting; (ii) holds additional meetings with the other non-management directors at the request of any such director; and (iii) communicates to the Board any comments, questions or suggestions of such directors.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Record Attendance – The record of attendance of each director to Board and committee meetings is set forth under the section entitled "Election of Directors – Nominees" in this Circular.

In fiscal 2006, all directors had perfect attendance records for the meetings of the Board and the committees on which they sit. In addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings.

2.	Board Mandate — Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board has adopted a formal Board mandate, which is attached hereto as Schedule "C".

The mandate of the Board states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of ensuring that management develops and implements plans to increase shareholder value. The Board has a duty of stewardship and regularly assesses and monitors management’s performance.

3.	Position Descriptions

(a)   Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Mandate of the Chairman of the Board – The Board has adopted formal mandates for the Chairman of the Board and Board committee chairs. The mandate of the Chairman of the Board states that his key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chairman to provide leadership to enhance Board

Required disclosure under the	Corporate Governance Practices
CSA Disclosure Instrument	at the Corporation

effectiveness, ensuring that the Board works as a cohesive group. The Chairman of the Board regularly reviews with the Corporate Governance Committee the size and composition of the Board and its committees to ensure efficient decision-making. The Chairman of the Board also acts as a liaison between the Board and management, which involves working with the Chief Executive Officer (the "CEO") and the Corporate Governance Committee to oversee the development of corporate governance principles applicable to the Corporation.

Mandate of Committee Chairs – The mandates of each committee chair provide that each chair’s key role is to manage his respective committee and ensure that the committee carries out its mandate effectively. Like the Chairman of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the business of their committee.

(b)   Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Mandate of the Chief Executive Officer – The Board has adopted a formal mandate for the CEO.

The Board expects the CEO and his management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all officers of the Corporation and approves all material transactions.

	Required disclosure under the	Corporate Governance Practices
	CSA Disclosure Instrument	at the Corporation

The Compensation and Human Resources Committee, together with the Chairman of the Board and the CEO, develop each year goals and objectives that the CEO is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the CEO’s performance in light of such goals and objectives and establish the CEO’s compensation based on this evaluation. The corporate objectives that the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board.

4.	Orientation and Continuing Education

(a)    Briefly describe what measures the board takes to orient new directors regarding

(i)    the role of the board, its committees and its directors, and

(ii)    the nature and operation of the issuer’s business.

Orientation Program – The Corporate Governance Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors.

New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors meet individually with the CEO and other senior executives to discuss these matters.

The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.

(b)   Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing Education – The Chairman of the Board, in consultation with the Corporate Governance Committee, monitors and reviews the Corporation’s continuing education programs for directors and ensures that Board members have access to education and information on an ongoing basis and as required. Senior management makes regular presentations to the Board on the main areas of the Corporation’s business.

	Required disclosure under the	Corporate Governance Practices
	CSA Disclosure Instrument	at the Corporation

5.	Ethical Business Conduct

	(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Code of Ethics – The Corporation adopted a Code of Ethics and Business Conduct in November 2002 (the "Code of Ethics").

	(i) disclose how a person or company may obtain a copy of the code;	The Code of Ethics is accessible on the Corporation’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Corporate Governance Committee is responsible for monitoring compliance with the Code of Ethics. The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired.

In addition, the Corporation conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed since the beginning of the Corporation’s most recently completed financial year.

(b)  Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Process for Dealing with Conflicts of Interest – In accordance with applicable law, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chairman of the Board will ask the director to leave the room during any discussion concerning such matter.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Reporting Process – In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Reporting Employee Concerns of Questionable Acts Policy and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a mechanism for reporting unethical or questionable acts by the Corporation or employees thereof.

	Required disclosure under the	Corporate Governance Practices
	CSA Disclosure Instrument	at the Corporation

6.	Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

General – The Corporate Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board and the Corporation’s circumstances and needs. The committee identifies candidates qualified to become Board members and selects or recommends that the Board selects director nominees for the next annual meeting of shareholders. It also establishes performance-enhancing measures, and assesses and reviews annually the performance and effectiveness of the Board, Board committees, the Board and committee chairs and individual directors. In certain circumstances, the committee may retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

(b)   Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Composition of the Corporate Governance Committee – The Corporate Governance Committee is currently composed of four (4) directors, all of whom are "independent" within the meaning of the CSA Disclosure Instrument. The members of the committee are Mr. Robert M. Baylis (Chairman), Ms. Sheila O’Brien, Mr. Pierre Robitaille and Mr. Gonzalo F. Valdes-Fauli.

	Under the NYSE Standards, the nominating/corporate governance committee should be composed solely of "independent directors" and should have its own charter.	The Board has determined that the members of the Corporate Governance Committee qualify as "independent directors", as that expression is defined in Section 303A(2) of the NYSE Standards.

	Required disclosure under the	Corporate Governance Practices
	CSA Disclosure Instrument	at the Corporation

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Responsibilities of the Corporate Governance Committee – The Board has adopted a formal mandate for the Corporate Governance Committee, which is attached as Schedule "D" to this Circular. The mandate of the Corporate Governance Committee provides that the committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members.

7.	Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation Determination Process – The compensation of the directors and senior managers is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation and Human Resources Committees, respectively. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior managers and serves to align the interests of the directors and senior managers with the interests of the shareholders of the Corporation. See the section entitled "Board of Directors’ Compensation" in this Circular for information about the compensation received by outside directors.

(b)  Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Composition of the Compensation and Human Resources Committee – All members of the Corporate Governance and Compensation and Human Resources Committees are "independent" within the meaning of the CSA Disclosure Instrument. The members of the Compensation and Human Resources Committee are Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Ms. Sheila O’Brien and Mr. William D. Anderson (who joined the committee in May 2006).

	Under the NYSE Standards, the compensation committee should be composed solely of "independent directors" and should have its own charter.	The Board has determined that the members of the Compensation and Human Resources Committee are "independent directors" within the meaning of Section 303A(2) of the NYSE Standards.

Required disclosure under the	Corporate Governance Practices
CSA Disclosure Instrument	at the Corporation

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Responsibilities of the Compensation and Human Resources Committee – The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which is attached as Schedule "F" to this Circular.

The mandate of the Compensation and Human Resources Committee provides that the committee is responsible for monitoring officers’ performance assessment, succession planning and compensation and reviewing the Corporation’s human resources practices generally. Hence, the committee recommends the appointment of officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s officers, including recommending their compensation. In collaboration with the Chairman of the Board, the committee also reviews the CEO’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. Furthermore, the committee must ensure that appropriate human resources systems, such as hiring policies, training and development policies and compensation structures are in place so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence.

(d)   If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Compensation Consultant – During fiscal 2006, the committee retained the services of Mercer Human Resource Consulting ("Mercer") to provide advice on the competitiveness and appropriateness of compensation programs for the CEO, top executive officers and directors, as required. In addition, the Corporation retained Mercer in fiscal 2006 to review and advise on various compensation matters. Fees paid to Mercer are disclosed in the Circular under "Executive Compensation – Compensation Consultant".

	Required disclosure under the	Corporate Governance Practices
	CSA Disclosure Instrument	at the Corporation

8.	Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only committees of the Board are the Corporate Governance Committee, the Audit and Finance Committee and the Compensation and Human Resources Committee and their mandates are attached as Schedules "D", "E" and "F" to this Circular, respectively.

Each committee of the Board is composed entirely of "independent" directors within the meaning of the CSA Disclosure Instrument. In addition, the Board has determined that all such committees are composed entirely of "independent directors" within the meaning of Section 303A(2) of the NYSE Standards.

9.

Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Assessment Process – On an annual basis, the Corporate Governance Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board’s responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board’s committees and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, committee chairs and individual directors. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Corporate Governance Committee. The Corporate Governance Committee chair then presents the committee’s findings and recommendations to the Board.

The CSA Audit Committee Rules and the NYSE Standards state that the audit committee must be composed of a minimum of three (3) members, who must be "independent" directors (as defined in those rules).

Composition of the Audit and Finance Committee – The Audit and Finance Committee consists of four (4) directors, namely Messrs. Pierre Robitaille (Chairman), Richard P. Strubel, Gonzalo F. Valdes-Fauli and William D. Anderson (who joined the committee in May 2006).

The Board has determined that all members of the Audit and Finance Committee are "independent" within the meaning of that term in the CSA Audit Committee Rules. The Board has also determined that all members of the Audit and Finance Committee are "independent" within the meaning of Section 303A(6) of the NYSE Standards.

Required disclosure under the	Corporate Governance Practices
CSA Disclosure Instrument	at the Corporation

The CSA Audit Committee Rules state that each audit committee member must be financially literate.

Financial Literacy of Audit and Finance Committee Members – The Board has adopted the following definition of "financial literacy": "the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements". All four (4) directors who constitute the Audit and Finance Committee are "financially literate" within the meaning of such definition.

The CSA Audit Committee Rules state that the audit committee must have a written charter that sets out its mandate and responsibilities.

Responsibilities of the Audit and Finance Committee – The mandate of the Audit and Finance Committee, attached hereto as Schedule "E", describes explicitly the role and oversight responsibilities of the Audit and Finance Committee.

The CSA Audit Committee Rules state that an audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.

Appointment of External Auditors – The mandate of the Audit and Finance Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.

The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.

Relations with External Auditors – The mandate of the Audit and Finance Committee provides that the committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including any material written communications between the Corporation and the external auditors (which includes any disagreement with management and the resolution thereof).

Required disclosure under the	Corporate Governance Practices
CSA Disclosure Instrument	at the Corporation

The CSA Audit Committee Rules state that an audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.

Pre-Approval of Non-Audit Services – The mandate of the Audit and Finance Committee states that the committee oversees all relationships between the external auditors and the Corporation, including determining which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services.

The CSA Audit Committee Rules state that an audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.

Review of Financial Information Documents – The mandate of the Audit and Finance Committee provides that the committee is responsible for reviewing the annual and quarterly consolidated financial statements of the Corporation and accompanying information, including the Corporation’s MD&A disclosure, prior to their release, filing and distribution. The committee must also review with management and the external auditors the financial information contained in documents required to be disclosed or filed by the Corporation before their disclosure or filing with regulatory authorities in Canada or the United States of America.

The CSA Audit Committee Rules state that an audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Complaints on Accounting or Other Matters – The mandate of the Audit and Finance Committee provides that the committee must establish procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. Please refer to the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters included in the Corporation’s Corporate Governance Guidelines available on its website at www.gildan.com. The Corporation has also adopted a similar policy for its employees. A report on complaints filed under these policies is presented to the Audit and Finance Committee at each quarterly meeting.

Required disclosure under the	Corporate Governance Practices
CSA Disclosure Instrument	at the Corporation

The CSA Audit Committee Rules state that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

External Auditors Hiring Policy – The mandate of the Audit and Finance Committee provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors.

The CSA Audit Committee Rules state that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.

Engagement of Independent Counsel – In performing its responsibilities, the Board or a committee of the Board may, as required and subject to the approval of the Board, engage an outside adviser at the expense of the Corporation. The mandate of the Audit and Finance Committee states that the committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Chairman of the Board and, if appropriate, the external auditors; the Audit and Finance Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The Corporation provides appropriate funding for the Audit and Finance Committee, including the payment of all outside legal, accounting and other advisors retained by the committee.

* * * * * * *

SCHEDULE "C"

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board decisions.

From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.      Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 10 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.      Frequency of Meetings

at least four times a year and as necessary.

3.      Mandate

The responsibilities of the Board include the following:

(a)           With respect to strategic planning

•       approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

•      approving and monitoring the implementation of the Corporation’s annual business plan;

•      advising management on strategic issues.

(b)           With respect to human resources and performance assessment

•      choosing the Chief Executive Officer ("CEO") and approving the appointment of other officers of the Corporation;

•      approving the CEO’s corporate objectives;

•      monitoring and assessing the performance of the CEO and of the other officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

•      taking reasonable measures to ensure that an appropriate portion of the CEO’s and the other officers’ compensation is tied to both the short and longer-term performance of the Corporation;

•      taking reasonable measures to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

•      monitoring management and Board succession planning process;

•      monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

•      approving the list of Board nominees for election by shareholders.

(c)          With respect to financial matters and internal control

•      monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

•      overseeing the external auditors’ independence and qualifications;

•      reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•      overseeing the performance of the Corporation’s internal audit functions;

•      approving operating and capital budgets, the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

•      reviewing the Corporation’s plans for the purchase of cotton;

•      determining dividend policies and procedures;

•      taking reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•      monitoring the Corporation’s internal control and management information systems;

•      monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

•      reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(d)          With respect to corporate governance matters

•      taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

•      reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

•      reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•      adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Business Conduct (the "Code"), and such other policies as may be approved by the Board from time to time (the "Policies"), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and ensuring appropriate disclosure of any such waiver;

•      ensuring the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

•      adopting and reviewing orientation and continuing education programs for directors.

(e)           With respect to environmental and social responsibility practices

•      monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

4.      Method of Operation

•      meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held, at least annually, to review the Corporation’s strategic plan;

•      the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

•      independent directors meet periodically without management and other non-independent directors present, under the oversight of the Chairman of the Board;

•      the Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

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SCHEDULE "D"

MANDATE OF THE CORPORATE GOVERNANCE COMMITTEE

The following description of the mandate of the Corporate Governance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the "Canadian Corporate Governance Standards"), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the "US Corporate Governance Standards"), as they exist on the date hereof. The mandate of the Corporate Governance Committee of the Corporation (the "Corporate Governance Committee") shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum

•      a minimum of three directors;

•      only "independent" (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board;

•      members of the Corporate Governance Committee shall be appointed annually by the Board upon the recommendation of the Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Corporate Governance Committee shall be filled by the Board upon the recommendation of the Corporate Governance Committee; membership on the Corporate Governance Committee shall automatically end at such time the Board determines that a member ceases to be "independent" as determined in the manner set forth above;

•      quorum of majority of members.

2.      Frequency and Timing of Meetings

•      normally contemporaneously with the Corporation’s Board meetings;

•      at least twice a year and as necessary.

3.      Mandate

The responsibilities of the Corporate Governance Committee include the following:

(a)           Monitoring the composition and performance of the Board and its committees

•      monitoring the size and composition of the Board and its committees to ensure effective decision-making;

•      developing, reviewing and monitoring criteria, as well as establishing procedures, for selecting directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs;

•      identifying candidates qualified to become Board members and selecting or recommending that the Board selects the director nominees for the next annual or special meeting of shareholders;

•      retaining and replacing any independent recruiting firm to identify director candidates, including fixing such firm’s fees and other retention terms;

•      establishing performance-enhancing measures, and assessing and reviewing annually the performance and effectiveness of the Board, Board committees (subject to Board chair supervision for the Corporate Governance Committee), committee chairs and Board members, including the Chairman of the Board;

•      reviewing annually and making recommendations to the Board on the adequacy and form of the compensation for non-executive directors to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence; it being understood that directors who are executives of the Corporation receive no additional remuneration for their services as director;

•      reviewing and making recommendations, on an annual basis, on the amount and form of the Board chair’s and the committee chairs’ compensation;

•      retaining and replacing any independent firm to advise on directors’ compensation, including fixing such firm’s fees and other retention terms.

(b)          Overseeing corporate governance matters

•      developing and reviewing corporate governance principles applicable to the Corporation in light of applicable laws, rules and regulations, recommending to the Board any change that should be made thereto and monitoring the disclosure of such principles;

•      reviewing the appropriateness of, and compliance by the Corporation with, the policies and practices of the Corporation relating to business ethics;

•      reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•      developing, reviewing and monitoring procedures for meeting the Board's information needs, including formal and informal access to officers of the Corporation and external advisors;

•      developing, monitoring and reviewing, as applicable, the Corporation’s orientation and continuing education programs for directors;

•      reviewing and overseeing the disclosure of, the Corporation’s Code of Ethics and Business Conduct (the "Code"), and such other policies as may be approved by the Board from time to time (the "Policies"), and monitoring compliance and any waiver from compliance with the Code and the Policies, while ensuring appropriate disclosure of such waiver;

•      reviewing the Corporation’s general policy on insider trading and insider reporting, taking reasonable measures to ensure that such policy as well as the list of blackout periods are provided to every director and officer of the Corporation and overseeing the appropriate disclosure of same;

•      recommending Board committee composition, as well as the appropriate mandate of each committee for submission to the Board;

•      ensuring that a statement of corporate governance practices is included in the Corporation's management proxy circular.

(c)          Evaluating the performance of the Corporate Governance Committee

•      ensuring that processes are in place to annually evaluate the performance of the Corporate Governance Committee.

Other than provided herein and as appropriate, the Corporate Governance Committee may obtain advice and assistance from outside legal or other advisors and set and pay their compensation, subject to advising the Board chair thereof. The Corporation shall pay all outside legal and other advisors so retained by the Corporate Governance Committee.

The Corporate Governance Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Corporate Governance Committee shall report regularly to the Board on the business of the Corporate Governance Committee.

The Board chair or, alternatively, a director designated by the Board, shall supervise the Corporate Governance Committee’s annual performance assessment.

Nothing contained in the above mandate is intended to transfer to the Corporate Governance Committee the Board responsibility to ensure the Corporation's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Corporate Governance Committee.

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SCHEDULE "E"

MANDATE OF THE AUDIT AND FINANCE COMMITTEE

The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the "Canadian Corporate Governance Standards"), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the "US Corporate Governance Standards"), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the "Audit Committee") shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum

•      a minimum of three directors;

•      only "independent" (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

•      each member must be "financially literate" (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;

•      at least one member must be an "audit committee financial expert" (as contemplated by US Corporate Governance Standards), as determined by the Board;

•      members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be "independent" as determined in the manner set forth above;

•      quorum of majority of members.

2.      Frequency and Timing of Meetings

•      normally contemporaneously with the Corporation’s Board meetings;

•      at least four times a year and as necessary.

3.      Mandate

The responsibilities of the Audit Committee include the following:

(a)          Overseeing financial reporting

•      monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

•      reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•      reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information including the Corporation’s MD&A disclosure, prior to their release, filing and distribution;

•      reviewing with management and external auditors the financial information contained in prospectuses, offering memoranda, Annual Information Form, Annual Report, Management Proxy Circular, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•      reviewing, with management, the level and type of financial information provided from time to time, to financial markets, including any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•      reviewing with management that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assessing the adequacy of those procedures;

•      reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation's accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•      reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

•      reviewing the external auditors’ quarterly review engagement report;

•      reviewing the compliance of management certification of financial reports with applicable legislation;

•      reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

•      reviewing the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein;

•      reviewing at least annually the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(b)          Monitoring risk management and internal controls

•      receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation's disclosure controls and procedures and systems of internal control;

•      reviewing insurance coverage (annually and as may otherwise be appropriate);

•      taking reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•      reviewing policy parameters for normal derivative transactions to hedge interest rate and foreign exchange risks and any transaction not within the parameters;

•      assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes to ensure compliance with, applicable legal and regulatory requirements;

•      while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•      requesting the performance of any specific audit, as required.

(c)          Monitoring internal auditors

•      ensuring that the internal auditors have a functional reporting relationship with the Audit Committee;

•      ensuring that the internal auditors have access to all levels of management in order to carry out their duties;

•      regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

•      approving the appointment and termination of the Corporation’s chief internal auditor;

•      ensuring that the internal auditors are accountable to the Audit Committee and to the Board.

(d)          Monitoring external auditors

•      recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence;

•      overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

•      ensuring that the external auditors report directly to the Audit Committee and that they are accountable to the Audit Committee and to the Board;

•      directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof);

•      reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

•      reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with the Corporation and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•      reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

•      taking all reasonable steps to ensure the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and US Corporate Governance Standards.

(e)           Reviewing financings

•      reviewing the adequacy of the Corporation’s financing, including terms and conditions.

(f)           Evaluating the performance of the Audit Committee

•      ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each must meet separately with the Audit Committee, without management, twice a year and more frequently as required, during which the Corporation’s financial statements and control environment must be discussed; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

The Audit Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee shall report regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

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SCHEDULE "F"

MANDATE OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

The following description of the mandate of the Compensation and Human Resources Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the "Canadian Corporate Governance Standards"), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the "US Corporate Governance Standards"), as they exist on the date hereof. The mandate of the Compensation and Human Resources Committee of the Corporation (the "Compensation and Human Resources Committee") shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.      Membership and Quorum

•      a minimum of three directors;

•      only "independent" (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board;

•      members of the Compensation and Human Resources Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Compensation and Human Resources Committee shall be filled by the Board upon the recommendation of the Corporation’s Corporate Governance Committee; membership on the Compensation and Human Resources Committee shall automatically end at such time the Board determines that a member ceases to be "independent" as determined in the manner set forth above;

•      quorum of a majority of members.

2.      Frequency and Timing of Meetings

•      normally contemporaneously with the Corporation’s Board meetings;

•      at least twice a year and as necessary.

3.      Mandate

The responsibilities of the Compensation and Human Resources Committee include the following:

(a)          Monitoring officers’ performance assessment, succession planning and compensation

•      taking reasonable measures to ensure that appropriate mechanisms are in place regarding succession planning for the Corporation’s officers;

•      taking reasonable measures to ensure that the Chief Executive Officer ("CEO") has put into place succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding personnel;

•      recommending the appointment of officers, and approving the terms and conditions of their appointment and termination or retirement;

•      in collaboration with the Chairman of the Board, reviewing corporate goals and objectives relevant to the CEO, evaluating the CEO’s performance in light of those goals and objectives and such other factors as the Compensation and Human Resources Committee deems appropriate and in the best interest of the Corporation, and establishing the CEO’s compensation based on this evaluation;

•      reviewing the evaluation of the performance of the Corporation’s officers and recommending to the Board the officers’ compensation;

•      retaining and replacing any independent firm to advise on management recommendations concerning executive compensation, including fixing such firm’s fees and other retention terms;

•      reviewing any proposed change in the Corporation’s benefit and incentive plans with respect to the Corporation’s officers;

•      examining each element of executive remuneration and reporting annually on compensation practices, including producing for review and approval by the Board a report on executive compensation for inclusion in the Corporation’s management proxy circular.

(b)          Reviewing human resources practices

•      taking reasonable measures to ensure that appropriate human resources systems, such as hiring policies, training and development policies and compensation structures are in place so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity as well as competence;

•      developing a compensation philosophy and policy that rewards the creation of shareholder value and reflects an appropriate balance between the short and longer-term performance of the Corporation;

•      reviewing with the CEO and making recommendations to the Board, with respect to the design of incentive-compensation plans and equity-based plans;

•      advising the Board on policy with respect to the administration of the Corporation’s long term incentive programs and overseeing the administration thereof, including recommending to the Board grants of awards thereunder;

•      monitoring pension, strategic labour and social issues.

(c)          Evaluating the performance of the Compensation and Human Resources Committee

•      ensuring that processes are in place to annually evaluate the performance of the Compensation and Human Resources Committee.

•      The Compensation and Human Resources Committee chair or a member of the Compensation and Human Resources Committee will attend annual shareholder meetings and may be asked to respond directly to any questions shareholders may have on executive compensation.

Other than as provided herein and as appropriate, the Compensation and Human Resources Committee may obtain advice and assistance from outside legal or other advisors and set and pay their compensation, subject to advising the Board chair thereof. The Corporation shall pay all outside legal and other advisors so retained by the Compensation and Human Resources Committee.

The Compensation and Human Resources Committee shall report annually to the Board on the adequacy of its mandate. In addition, the chair of the Compensation and Human Resources Committee shall report regularly to the Board on the business of the Compensation and Human Resources Committee.

Nothing contained in the above mandate is intended to transfer to the Compensation and Human Resources Committee the Board responsibility to ensure the Corporation's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Compensation and Human Resources Committee.

* * * * * * *